Exhibit 99.8

Disclosure under regulation 30 of the Securities and Exchange Board of India (Listing

Obligations and Disclosure Requirements) Regulations, 2015

Sr. No.	Particulars	Description
1	Target Name	InfoSERVER S.A.

2	Related party transaction	No

3	Industry of Target entity	IT Services and IT outsourcing

4	Acquisition objectives

This acquisition closely aligns with Wipro’s vision to localise, expand its presence and become a significant partner of choice in the LATAM market and an end-to-end IT services provider that brings global expertise while operating as a local company.

This will also help Wipro in expanding its presence in the country’s highly traditional and competitive Banking, Financial Services & Insurance market besides adding invaluable domain and process knowledge on the sector

5	Government & regulatory Approval required	Approval from CADE, Brazil

6	Time period for completion	Closing is expected in the quarter ending March 31, 2017, subject to customary closing conditions and approvals by regulatory bodies in Brazil

7	Nature of consideration	Cash

8	Purchase consideration	Brazilian Reais 27.6 Million ( US Dollars 8.7 Million)

9	Shares acquired	100%

10	Target Information	InfoSERVER S.A. was founded in 1995 in Brazil and offers custom application development, application management and Software deployment services. It has offices in Brazil in Sao Paolo, Rio de Janiero and Parana. InfoSERVER S.A. has a workforce of over 200 employees. Last three years’ revenue: BRL 30.5M (2013), BRL 33.8M (2014) and BRL 34.5M (2015)